UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 02, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 02 January 2025 entitled ‘Sale of Vodafone Italy for EUR 8 billion completes’.

2 JANUARY 2025

Sale of Vodafone Italy for €8 billion completes

Vodafone Group Plc ("Vodafone") announces it has completed the sale of its Italian operations ("Vodafone Italy") to Swisscom AG ("Swisscom") for €8.0 billion in cash.1,2

The transaction values Vodafone Italy at a multiple of 7.6x consensus Adjusted EBITDAaL3 and c.26x OpFCF3 for FY24, representing a premium to the Group's trading multiple and the highest OpFCF3 multiple of any Vodafone market transaction in the last 10 years.

As part of the transaction, Vodafone and Swisscom have entered into an agreement whereby Vodafone will continue to provide certain services to Vodafone Italy for a period of up to five years post deal completion.4

Proceeds from this sale will be used to reduce Vodafone Group net debt and the Board will target to return to shareholders up to €2.0 billion, as already expressed in the announcement of the transaction dated 15 March 2024, once the current buyback programme has completed.

- ends -

Notes

There have been no material changes affecting any matter contained in previous announcements relating to this transaction made on 15 March 2024, 30 September 2024 and 9 December 2024.

1.   The selling entity is Vodafone Europe B.V, which is a 100% owned subsidiary of Vodafone Group Plc and the purchasing entity is Fastweb S.p.A. which is a 100% owned subsidiary of Swisscom AG.
2.   Subject to closing accounts adjustments.
3.   For the 12-month period ending 31 March 2024. Based on company compiled consensus as at February 2024, after adjusting for c.€176 million of group services charges which are not included in Adjusted EBITDAaL for the purposes of Vodafone segmental reporting and €97 million of non-cash accounting gains related to the sale of Vodafone Italy's towers to Inwit that are included in Adjusted EBITDAaL. OpFCF is defined as Adjusted EBITDAaL less capital expenditure.
4.   The annual charge for the first year post completion is estimated at approximately €350 million.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries, partner with mobile networks in 47 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: January 02, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary